UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer




BLACKWEEK
Santander


Sant





Santander

4th QUARTER 2018 **RESULTS** (BR GAAP)

Disclaimer

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events.

Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning.

Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed in this presentation.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Agenda

Santander

Santander

Generating solid results and achieving the highest return level ...

Revenues

+12% (2018 vs. 2017)

Efficiency ratio

44.1% in 2017
Building a culture of productivity...

40.5% in 2018
...with the best ratio in the industry

+25% YoY **Net profit**

Growth in 20 out of the last 21 quarters


ROE (%)
+900 bps
12.1
12.4
13.9
18.3
19.5
21.1
4Q14
4Q15
4Q16
4Q17
3Q18
4Q18

Key Messages

Santander



Santander Way
Prospera
NPS
Santander Pass
Cartão Compra Online
star

...supported by **our people, who are our brand,** and provide sustainability to our business...

Horizontal management

CAFÉ COM RIAL

~40%

of employees per event[1]

Culture & leadership

Empowerment to take a proactive role and incentive to knowledge

Academia Santander

67%

are internal multipliers

Engagement

3rd consecutive year among the Best Companies to Work For

GREAT PLACE TO WORK®

+14

positions YoY

[1] Attendance via the "Santander Now" app and the intranet.

...focused on customer experience and satisfaction...

Customers

Active

24.2MM

+12% YoY

Loyal

5.2MM

+25% YoY

Strengthening the brand
in 2017

Leader in all segments[1]
in 2018

nps

Pioneer

in implementing and releasing the NPS


+14 points
43
55
57
4Q17
3Q18
4Q18

[1] According to the IBOPE survey conducted from April/18 to October/18, Santander was the leader in satisfaction in the individuals segments.



Work Café
Santander

Santander

...which underpin the **expansion of our market share...**

Market share

Loans[1]: **9.3%** +68 bpsYoY

Deposits[1,2]: **10.6%** +41 bpsYoY

Retail

In loan portfolio

Payroll Loans	Cards	Vehicles	SMEs	Getnet	Agri-LCA
9.9%[1]	13.1%[1]	23.7%[1]	11.4%[3]	14.4%[4]	7.8%[1]
(+182 bps YoY)	(+112 bps YoY)	(+64 bps YoY)	(+40 bps YoY)	(+292 bps YoY) in turnover	(+241 bps YoY)

[1] Brazilian Central Bank, November/18. [2] Including demand, time and savings deposits, real estate credit notes ("LCI") and agribusiness credit notes ("LCA"). [3] Brazilian Central Bank, September/18. [4] ABECS - Acquirers, 3Q18.

Santander

...and **delivering a repositioned organization** in less than 4 years.

ROE expansion underpinned by a clearly-defined model

Consolidation of our position as **best-in-class in customer satisfaction**

Better efficiency, focusing on process **industrialization** (lower unit cost)

Profitable market share gains deriving from our current business portfolio, **ecosystem optimization** and launch of **new ventures**

Our growth story is sustained by the expansion of our customer base and greater loyalty, with **record results** and **stronger profitability**

Agenda

Key Messages

Santander Group's Results

Macroeconomic Scenario

4Q18 Results Highlights

Final Remarks

Santander

Well-diversified results

Brazil contributed **26%** of 2018 results

Brazil 26%	Spain 17%	UK 13%	SCF 13%	Mexico 8%
Chile 6%	USA 5%	Portugal 5%	Poland 3%	Argentina 1%

48% America[1]

52% Europe[2]

Attributable Profit
(EUR million)



+18%
6,806
8,064
2017
2018

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Stable

(*) Excluding Corporate Center and real estate activities in Spain. [1] Including 2% from other Latam countries. [2] Including 1% from other Europe countries.

Agenda

Expectations point to a recovery in economic activity

PIB | *Real annual growth (%)*


-3.6
1.0
1.3
2.5
2.6
2016
2017
2018 (e)
2019 (e)
2020 (e)

Interest rate | *SELIC (%)*


13.75
7.00
6.50
7.00
8.00
2016
2017
2018
2019 (e)
2020 (e)

Inflation | *IPCA (%)*


6.3
3.0
3.8
4.0
4.0
2016
2017
2018
2019 (e)
2020 (e)

Exchange rate | *(R$/US$)*


3.26
3.30
3.87
3.75
3.78
2016
2017
2018
2019 (e)
2020 (e)

Source: Central Bank of Brazil (BACEN), IBGE and Focus Research projections (01/18/2019).

Agenda

- **Key Messages**
- **Santander Group**'s Results
- **Macroeconomic** Scenario
- **4Q18 Results** Highlights
- **Final Remarks**

Robust growth in the quarter and in the year, driven by a well-structured business model

Net profit reaches R$ 12.4 billion in 2018, growing 25%YoY

(R$ million)


24%
10%
2,752
2,859
3,025
3,108
3,405
4Q17
1Q18
2Q18
3Q18
4Q18
25%
6,624
9,953
12,398
2015
2017
2018

Focus on profitability, supported by the recurring generation of sound results

Rising number of active customers[1] for the 43rd consecutive month contributed to **higher revenues** in the year

Continued **growth in the loan portfolio**, accompanied by profitable market share gains

Assertive risk model, allied to **improved productivity** and efficiency

Santander

[1] Active account holders, as of December 2018.

Managerial P&L (R$ million)	2018	2017	12M	4Q18	3Q18	3M
Net Interest Income	42,000	37,327	12.5%	10,747	10,629	1.1%
Fees	17,269	15,611	10.6%	4,725	4,135	14.3%
Total Revenues	**59,268**	**52,938**	**12.0%**	**15,472**	**14,765**	**4.8%**
Allowance for Loan Losses	(10,860)	(9,708)	11.9%	(2,986)	(2,618)	14.0%
General Expenses	(20,179)	(19,167)	5.3%	(5,487)	(5,020)	9.3%
Others	(9,255)	(9,720)	-4.8%	(2,431)	(2,105)	15.5%
Profit Before Taxes	**18,974**	**14,342**	**32.3%**	**4,567**	**5,020**	**-9.0%**
Taxes and Minority Interest	(6,577)	(4,389)	49.8%	(1,162)	(1,912)	-39.2%
Managerial Net Income	**12,398**	**9,953**	**24.6%**	**3,405**	**3,108**	**9.5%**

Loan margin and market activities are the highlights of the year

Net Interest Income Breakdown *(R$ million)*


13%
1%
13%
9,498
1,922
1,054
6,522
10,163
2,649
805
6,709
10,460
2,383
900
7,177
10,629
2,490
956
7,183
10,747
2,504
995
7,248
37,327
9,115
4,009
24,203
42,000
10,026
3,657
28,317
4Q17
1Q18
2Q18
3Q18
4Q18
2017
2018
Loan
Funding
Other

Interest Income | Ratios


Loan
9.7%
10.0%
10.2%
9.7%
9.7%
Funding
1.6%
1.2%
1.3%
1.3%
1.4%
4Q17
1Q18
2Q18
3Q18
4Q18

Selic Interest Rate Target | Average

4Q17	1Q18	2Q18	3Q18	4Q18
7.6%	6.8%	6.5%	6.5%	6.5%

Santander

Loan portfolio advances 12% in the year, while **retail is once again the top-performing segment**


Loan Portfolio (R$ million)
12%
2%
272.6
280.4
290.5
298.4
305.3
39.7%
40.5%
41.3%
42.0%
43.4%
15.4%
15.6%
15.6%
15.8%
16.4%
12.6%
12.2%
12.2%
12.2%
12.3%
32.4%
31.7%
31.0%
30.0%
27.9%
Dec.17
Mar.18
Jun.18
Sep.18
Dec.18
Individuals
Consumer Finance
SMEs
Corporate

R$ million	Dec 18	Dec 17	12M	3M
Individuals	132,565	108,115	22.6%	5.8%
Consumer Finance	50,066	41,884	19.5%	5.9%
SMEs	37,546	34,288	9.5%	3.5%
Corporate	85,083	88,275	-3.6%	-5.0%
Total	**305,260**	**272,562**	**12.0%**	**2.3%**
Other Transactions[1]	81,476	75,345	8.1%	-1.0%
Expanded Portfolio	**386,736**	**347,907**	**11.2%**	**1.6%**

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets and guarantees.

Funding from customers grows 8% in the year, fueled by term and savings deposits


Funding from Customers (R$ billion)
8%
-1%
307.6
316.8
324.9
337.0
332.3
Dec.17
Mar.18
Jun.18
Sep.18
Dec.18

R$ million	Dec 18	Dec 17	12M	3M
Demand Deposits	18,832	17,177	9.6%	8.1%
Savings Deposits	46,068	40,572	13.5%	3.7%
Time Deposits + Debentures[1]	230,464	212,951	8.2%	-3.6%
Financial Bills[2]	36,889	36,918	-0.1%	2.3%
Funding from Customers	**332,254**	**307,619**	**8.0%**	**-1.4%**
(-) Reserve Requirements	(70,103)	(62,781)	11.7%	0.3%
Others	70,123	61,058	14.8%	-11.7%
Total Funding	**332,274**	**305,895**	**8.6%**	**-4.1%**
Funds	295,916	292,715	1.1%	-1.9%
Total Funding + AUM	**628,190**	**598,611**	**4.9%**	**-3.1%**

Santander

[1] Including Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA) and Secured Real Estate Notes (LIG). [2]Including Structured Transaction Certificates (COE).

Greater customer loyalty and transactionality continue to drive fees growth


Fees (R$ million)
11%
14%
4,239
4,134
4,275
4,135
4,725
4Q17
1Q18
2Q18
3Q18
4Q18
11%
15,611
17,269
2017
2018

R$ million	2018	2017	12M	3M
Asset Management	1,003	1,008	-0.5%	-0.9%
Current Account	3,360	2,908	15.5%	4.0%
Lending Operations	1,408	1,491	-5.6%	10.4%
Insurance	2,798	2,516	11.2%	24.1%
Cards	5,877	4,990	17.8%	13.0%
Collections Services	1,519	1,389	9.4%	8.6%
Securities Placement, Custody and Brokerage	709	700	1.3%	120.6%
Other	595	608	-2.1%	9.9%
Total	**17,269**	**15,611**	**10.6%**	**14.3%**

Credit quality at comfortable levels


NPL from 15 to 90 days
5.7%
6.0%
5.7%
5.6%
5.5%
4.2%
4.3%
4.2%
4.0%
4.2%
2.5%
2.2%
2.4%
2.1%
2.6%
Dec.17
Mar.18
Jun.18
Sep.18
Dec.18
NPL over 90 days
3.7%
3.7%
3.8%
3.8%
3.9%
3.2%
2.9%
2.8%
2.9%
3.1%
2.5%
2.0%
1.7%
1.9%
1.9%
Dec.17
Mar.18
Jun.18
Sep.18
Dec.18
Coverage Ratio over 90 days
202%
216%
219%
207%
201%
Dec.17
Mar.18
Jun.18
Sep.18
Dec.18
Individuals
Total
Corporate & SMEs

Santander

4Q18 Performance

Provisions and cost of credit stay under control, supported by rigorous risk management



Allowance for Loan Losses (R$ million) and Cost of Credit (%)
3.5%
3.4%
3.2%
3.1%
3.5%
3.2%
3.3%
2,656
2,652
2,604
2,618
2,986
9,708
10,860
3,303
3,204
3,181
3,126
3,557
12,314
13,068
(648)
(552)
(577)
(508)
(571)
(2,605)
(2,208)
4Q17
1Q18
2Q18
3Q18
4Q18
2017
2018
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

Santander

Continuous progress in productivity, despite expenses seasonality in 4Q18

Expenses *(R$ million)*


6%
9%
5%
5,183
551
4,632
4,805
548
4,257
4,867
556
4,311
5,020
569
4,452
5,487
589
4,898
19,167
2,069
17,099
20,179
2,261
17,918
4Q17
1Q18
2Q18
3Q18
4Q18
2017
2018
General Expenses
Depreciation and Amortization

R$ million	2018	2017	12M	3M
General Expenses	17,918	17,099	4.8%	10.0%
Administrative Expenses	8,605	8,007	7.5%	18.4%
Personnel Expenses	9,313	9,091	2.4%	2.4%
Depreciation and Amortization	2,261	2,069	9.3%	3.6%
Total	**20,179**	**19,167**	**5.3%**	**9.3%**

Efficiency Ratio


44.3%
39.7%
42.6%
-1.7 p.p. YoY
44.1%
40.5%
-3.6 p.p. YoY
4Q17
3Q18
4Q18
2017
2018

Recurrence Ratio


81.8%
82.4%
86.1%
4.3 p.p. YoY
81.4%
85.6%
4Q17
3Q18
4Q18
2017
2018

ROAA


1.6%
1.6%
1.7%
0.1 p.p. YoY
1.5%
1.7%
4Q17
3Q18
4Q18
2017
2018

ROAE


18.3%
19.5%
21.1%
2.7 p.p. YoY
16.9%
19.9%
3.0 p.p. YoY
4Q17
3Q18
4Q18
2017
2018

Comfortable capital and liquidity levels

Loans/ Funding from Customers


88.6%
88.6%
91.9%
Dec.17
Sep.18
Dec.18

BIS Ratio


15.8%
15.3%
15.1%
12.7%
12.6%
12.5%
Dec.17
Sep.18
Dec.18
BIS Ratio
CET1 - Fully Loaded

We declared dividends and IoC

4Q18 | R$ 4.8 Bi[1]

and **2018 | R$ 6.6 Bi**[2]

[1] In 4Q18, we apportioned R$ 4,800 million for dividends and Interest on Capital ("IoC"), paid starting from 02/26/19. [2] In 2018, the amount of R$ 6,600 million refers to dividends and IoC related to 4Q18, as well as dividends and IoC paid on 04/26/18, 07/27/18 and 10/26/18.

Santander

Agenda

- **Key Messages**
- **Santander Group**'s Results
- **Macroeconomic** Scenario
- **4Q18 Results** Highlights
- **Final Remarks**

Customer-centric business model, aimed at promoting **recurring and sustainable** growth with **higher profitability**

Total revenues advance 12% YoY in 2018

Active and preventive risk management reverberates on loan quality indicators

Continuous focus on increasing productivity, with a better efficiency ratio in 2018

Net profit climbs 25% YoY in 2018

ROE 21.1%, +273bps (4Q18, YoY)

THE SANTANDER ECOSYSTEM



Wholesale Recovery
Return
Santander Corporate
getnet
Santander Corporate & Investment Banking
Santander Negócios e Empresas
prospera
DATA
Santander Agronegócios
Finance
Legal
HR
ROJO ENTRETENIMENTO
Santander
webmotors
LOOP
PSA PEUGEOT CITROËN
CARDS
esfera
ben
VOLVO
Santander Financiamentos
Santander Auto
SuperGet
Santander Select
Santander Van Gogh
PF
RCI Brasil
RENAULT
NISSAN
+vezes
HYUNDAI
Santander Private Banking
Santander Asset Management
Santander Universidades
olé
superdigital
ZURICH
Santander
Risk Pro
Operations

APPENDIX



1258.65 1268.37
Low Close EMA5
1290.86
1228.86
1166.86
1104.86
1196.52
559.57
1042.86
980.86
11.00
0.00
22.00
14:68.05
73.22
52.22
31.22
10.22

Santander

Managerial P&L *(R$ million)*

	2018	2017	Abs.	12M
Net Interest Income	**42,000**	**37,327**	**4,673**	**12.5%**
Allowance for Loan Losses	(10,859)	(9,708)	(1,150)	11.9%
Net Interest Income After Loan Losses	**31,141**	**27,619**	**3,522**	**12.8%**
Fees	17,269	15,611	1,658	10.6%
General Expenses	(20,179)	(19,167)	(1,012)	5.3%
Personnel Expenses + Profit Sharing	(9,313)	(9,091)	(221)	2.4%
Administrative Expenses	(10,867)	(10,076)	(791)	7.8%
Tax Expenses	(4,034)	(3,667)	(367)	10.0%
Other Income (expenses)	(5,435)	(5,819)	384	-6.6%
Investments in Affiliates and Subidiaries	19	25	(6)	-25.2%
Non-Operating Income	193	(260)	453	-174.4%
Profit Before Taxes	**18,974**	**14,342**	**4,632**	**32.3%**
Income Tax and Social Contribution Tax	(6,192)	(3,996)	(2,196)	55.0%
Minority Interest	(385)	(394)	9	-2.2%
Net Profit	**12,398**	**9,953**	**2,445**	**24.6%**

Managerial P&L *(R$ million)*	**1Q17**	**2Q17**	**3Q17**	**4Q17**	**1Q18**	**2Q18**	**3Q18**	**4Q18**
Net Interest Income	**8,868**	**9,098**	**9,863**	**9,498**	**10,163**	**10,460**	**10,629**	**10,747**
Allowance for Loan Losses	(2,264)	(2,360)	(2,429)	(2,656)	(2,652)	(2,604)	(2,618)	(2,986)
Net Interest Income After Loan Losses	**6,604**	**6,738**	**7,434**	**6,843**	**7,511**	**7,856**	**8,011**	**7,761**
Fees	3,709	3,792	3,871	4,239	4,134	4,275	4,135	4,725
General Expenses	(4,629)	(4,550)	(4,806)	(5,183)	(4,805)	(4,867)	(5,020)	(5,487)
Personnel Expenses + Profit Sharing	(2,200)	(2,205)	(2,319)	(2,367)	(2,309)	(2,286)	(2,331)	(2,387)
Administrative Expenses	(2,429)	(2,344)	(2,487)	(2,816)	(2,496)	(2,581)	(2,690)	(3,100)
Tax Expenses	(906)	(892)	(914)	(955)	(964)	(1,024)	(1,004)	(1,041)
Other Income (expenses)	(1,372)	(1,528)	(1,835)	(1,084)	(1,334)	(1,432)	(1,113)	(1,555)
Investments in Affiliates and Subidiaries	5	11	10	(1)	3	6	5	5
Non-Operating Income	(68)	(210)	(35)	53	13	15	6	160
Profit Before Taxes	**3,343**	**3,362**	**3,725**	**3,912**	**4,557**	**4,829**	**5,020**	**4,567**
Income Tax and Social Contribution Tax	(973)	(926)	(1,030)	(1,067)	(1,615)	(1,714)	(1,825)	(1,038)
Minority Interest	(90)	(101)	(110)	(93)	(83)	(90)	(87)	(124)
Net Profit	**2,280**	**2,335**	**2,586**	**2,752**	**2,859**	**3,025**	**3,108**	**3,405**

Balance Sheet – Assets (R$ million)

	Mar.17	Jun.17	Sep.17	Dec.17	Mar.18	Jun.18	Sep.18	Dec.18
Current and Long-Term Assets	**701,088**	**640,995**	**664,984**	**672,561**	**713,329**	**728,300**	**759,235**	**794,664**
Cash and Cash Equivalents	5,405	8,261	7,080	11,234	10,658	11,884	14,945	11,629
Interbank Investments	52,642	51,599	49,963	46,761	44,335	53,295	56,923	56,812
Securities and Derivative Financial Instruments	166,131	168,391	182,557	171,730	193,149	187,417	179,682	194,465
Interbank Accounts	64,369	68,135	68,277	82,504	81,953	90,695	92,619	92,443
Lending Operations	240,629	240,014	246,068	255,486	262,811	272,496	280,894	287,129
Allowance for Loan Losses	(17,084)	(17,229)	(17,327)	(17,462)	(17,747)	(18,096)	(18,224)	(18,789)
Other Receivables	169,123	102,050	108,572	102,540	117,606	109,859	131,545	149,507
Other Assets	2,788	2,546	2,467	2,306	2,816	2,654	2,626	2,680
Permanent Assets	**12,430**	**12,056**	**11,784**	**11,172**	**11,019**	**10,771**	**10,754**	**11,155**
Investments	379	372	391	371	434	440	477	469
Fixed Assets	7,238	7,174	7,060	6,396	6,305	6,346	6,266	6,498
Intangibles	4,812	4,510	4,334	4,405	4,281	3,985	4,011	4,187
Goodwill net of amortization	1,703	1,249	795	930	863	796	727	662
Others	3,109	3,260	3,539	3,475	3,418	3,189	3,284	3,526
Total Assets	**713,517**	**653,050**	**676,768**	**683,732**	**724,348**	**739,071**	**769,990**	**805,819**
Total Assets (Excluding Goodwill)	**711,814**	**651,801**	**675,973**	**682,802**	**723,485**	**738,275**	**769,263**	**805,158**

Balance Sheet – Liabilities and Equity (R$ million)

	Mar.17	Jun.17	Sep.17	Dec.17	Mar.18	Jun.18	Sep.18	Dec.18
Current and Long-Term Liabilities	**649,710**	**589,129**	**611,637**	**621,824**	**659,629**	**673,248**	**701,989**	**738,179**
Deposits	148,012	178,615	204,118	203,532	221,268	241,754	250,593	252,072
Demand Deposits	14,824	16,175	15,980	17,177	16,799	17,369	17,421	18,832
Savings Deposits	36,114	37,064	38,570	40,572	41,409	42,571	44,429	46,068
Interbank Deposits	2,262	2,894	2,701	3,292	3,678	4,199	4,111	3,065
Time Deposits	94,813	122,482	146,867	142,481	159,378	177,611	184,626	184,098
Other Deposits	0	0	0	10	4	4	6	9
Money Market Funding	160,419	150,083	141,526	129,962	134,834	133,155	117,545	131,820
Funds from Acceptance and Issuance of Securities	95,009	85,139	78,143	76,656	81,441	77,045	82,221	82,113
Interbank Accounts	1,390	1,790	1,571	264	1,752	1,732	1,918	284
Interbranch Accounts	2,210	2,719	3,051	4,275	2,879	2,854	3,593	3,466
Borrowings	28,040	28,007	26,235	33,471	32,231	46,559	50,697	32,672
Domestic On-Lending-Official Institutions	16,772	16,842	16,934	16,636	15,592	14,329	13,531	13,267
Derivative Financial Instruments	21,794	16,919	18,952	20,681	21,072	17,793	16,932	18,900
Other Payables	176,064	109,015	121,107	136,347	148,560	138,027	164,958	203,584
Deferred Income	543	519	506	511	470	423	355	337
Minority Interest	2,566	2,545	2,268	1,897	2,002	2,076	2,095	2,070
Equity	60,698	60,858	62,359	59,500	62,247	63,325	65,551	65,234
Total Liabilities	**713,517**	**653,050**	**676,768**	**683,732**	**724,348**	**739,071**	**769,990**	**805,819**
Equity (Excluding Goodwill)	**58,994**	**59,608**	**61,564**	**58,570**	**61,384**	**62,529**	**64,824**	**64,572**

Balance Sheet – Loan Portfolio
(R$ million)

	Dec.18	Dec.17	12M	Sep.18	3M
Individuals	**132,565**	**108,115**	**22.6%**	**125,336**	**5.8%**
Leasing / Auto Loans (*)	2,229	1,852	20.4%	2,114	5.4%
Credit Card	30,892	24,421	26.5%	26,771	15.4%
Payroll Loans	33,782	25,616	31.9%	32,329	4.5%
Mortgage	32,438	28,112	15.4%	31,495	3.0%
Agricultural Loans	6,101	5,239	16.5%	5,850	4.3%
Personal Loans / Others	27,122	22,875	18.6%	26,777	1.3%
Consumer Finance	**50,066**	**41,884**	**19.5%**	**47,274**	**5.9%**
Corporate	**122,628**	**122,563**	**0.1%**	**125,823**	**-2.5%**
Leasing / Auto Loans	3,149	2,784	13.1%	3,125	0.8%
Real Estate	4,099	6,577	-37.7%	4,734	-13.4%
Trade Finance	25,806	17,379	48.5%	28,821	-10.5%
On-Lending	9,531	13,919	-31.5%	9,734	-2.1%
Agricultural Loans	5,733	6,320	-9.3%	6,061	-5.4%
Working Capital / Others	74,310	75,584	-1.7%	73,349	1.3%
Total	**305,260**	**272,562**	**12.0%**	**298,433**	**2.3%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 43,483 MM in Dec/18, R$ 41,256 MM in Sep/18 and R$ 36,238 MM in Dec/17.

OUR TURNOVER HAS INCREASED BY 32%

IN THE LAST 12 MONTHS

		2018	2017	12M
Credit	Turnover (R$ milion)	114,059	90,887	25%
	Transactions (thousand)	893,519	743,263	20%
Debit	Turnover (R$ million)	73,380	51,175	43%
	Transactions (thousand)	1,245,269	840,171	48%
Total	Turnover (R$ million)	187,440	142,062	32%
	Transactions (thousand)	2,138,788	1,583,434	35%

Santander

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Uma empresa Santander


BLACKWEEK
Santander

Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
Fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

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